Exhibit 3.1

AMENDMENT NO. 2

TO THE AMENDED AND RESTATED BYLAWS OF

MWI VETERINARY SUPPLY, INC.

This is an Amendment, dated September 24, 2014, to the Amended and Restated Bylaws of MWI VETERINARY SUPPLY, INC., a Delaware corporation (the “Corporation”), which was adopted on September 24, 2014.

Amendment

The Amended and Restated Bylaws of MWI Veterinary Supply, Inc. are hereby amended, effective September 24, 2014, to add the following new Section 9 to Article VIII:

Section 9. Venue. Unless the Corporation consents in writing to the selection of an alternate forum, the state courts of the State of Delaware in and for New Castle County (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum, to the fullest extent permitted by law, for (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim of a breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders; (c) any action asserting a claim against the Corporation arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Amended and Restated Certificate of Incorporation or these Bylaws (in each case, as they may be amended from time to time); (d) any action seeking to interpret, apply, enforce or determine the validity of the Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation (in each case, as they may be amended from time to time); or (e) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine.